THIS DOCUMENT IS A COPY OF THE FORM U-3A-2 FILED ON NOVEMBER 26, 2002
PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2

File No. _______

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

SUNFLOWER ELECTRIC POWER CORPORATION

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant:

Sunflower Electric Power Corporation, with headquarters in Hays, Kansas, is a membership corporation under the laws of the State of Kansas, originally incorporated in 1957 by its electric distribution cooperative members to provide collectively for the power supply and transmission for the members. Until the closing on November 26, 2002, of a corporate and debt restructuring, Sunflower owned electric generating facilities and transmission lines and related properties. As part of the restructuring, Sunflower transferred substantially all of its assets and liabilities to SEP Corporation, formed February 14, 2002, by Sunflower’s six distribution cooperative members. Sunflower retained certain infrastructure (a natural gas pipeline, plant access roads, and rail line – the “Retained Infrastructure”)) and transferred other infrastucture to its wholly-owned subsidiary, Holcomb Common Facilities, LLC (“HCF”). Thus, Sunflower’s only assets at the time it arguably has become a holding company of an electric utility company is the Retained Infrastructure and the single membership interest in HCF. The Retained Infrastructure is operated and maintained under a “triple-net” lease to SEP. Because Commission precedent does not clearly state that ownership solely of facilities such as the Retained Infrastructure would not be electric utility property, Sunflower may be an electric utility company or only a holding company. Previously, Sunflower was regulated by the Kansas Corporation Commission, but its certificate to serve was transferred to SEP.

Electric Utility Company:

HCF is a member-managed limited liability company organized by Sunflower, its sole member, on February 14, 2002. Until closing of the Sunflower restructuring on November 26, 2002, HCF owned no property. Upon closing, HCF received from Sunflower certain facilities existing at the Holcomb coal-fired electric generating station (“Holcomb Unit 1”) that would be useful if a second coal-fired unit is constructed at the site, subject to the retained right of use by Holcomb Unit 1. Sunflower then transferred Holcomb Unit 1 and substantially all other property to SEP. The facilities (“Common Facilities”) transferred to HCF are the coal off-loading, storage, and handling facilities; water collection and treatment facilities; ash handling and disposal facilities; a rail loop; and related equipment and inventory. Because Commission precedent reviewed by Claimant does not clearly state that the Common Facilities would not be electric utility property, Sunflower is filing for this exemption.

The Common Facilities will be operated and maintained by SEP Corporation, owner of Holcomb Unit 1, which it purchased from Sunflower. If a second unit is constructed at the site, SEP and that unit’s owners will share in the cost, but SEP will continue to operate and maintain the Common Facilities under a long term Amended and Restated Holcomb Facility Lease, Easement, and Agency Agreement.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

See description in 1 above.

3.	The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a)	Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

2,632,600,000 kWh of electric energy, 0 Mcf of gas

(b)	Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each company is organized.

2

0 kWh

(c)	Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

2,991,000 kWh

(d)	Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized at the State line.

28,516,000 kWh

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWF or a foreign utility company, stating monetary amounts in United States dollars:

NONE.

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or good sold and fees or revenues under such agreement(s).

3

EXHIBIT A

     [

[KPMG LETTERHEAD]

Independent Auditors’ Report

The Board of Directors
Sunflower Electric Power Corporation:

We have audited the accompanying balance sheets of Sunflower Electric Power Corporation (Sunflower) as of December 31, 2001 and 2000, and the related statements of operations, member and patron deficit, and cash flows for the years then ended. These financial statements are the responsibility of Sunflower’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards for financial audits contained in Government Auditing Standards, issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunflower Electric Power Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

In accordance with Government Auditing Standards, we have also issued a report dated March 1, 2002, on our consideration of Sunflower’s internal control over financial reporting and on our tests of its compliance with certain provisions of laws, regulations, contracts and grants. That report is an integral part of an audit performed in accordance with Government Auditing Standards and should be read in conjunction with this report in considering the results of our audits.

KPMG LLP

Denver, Colorado
March 1, 2002

SUNFLOWER ELECTRIC POWER CORPORATION

Balance Sheets

December 31, 2001 and 2000

Assets, Pledged (note 2)	2001	2000

Utility plant, at cost:
In service	$636,796,148	636,225,263
Less accumulated depreciation and amortization	(318,448,529)	(301,299,022)

	318,347,619	334,926,241
Construction work in progress	855,238	323,675

Total utility plant	319,202,857	335,249,916

Investments and other assets:
Capital term certificates of the National Rural Utilities Cooperative Finance Corporation	2,193,684	2,193,684
Investments in associated organizations	3,420,709	3,619,751
Escrowed funds (note 7)	6,717,743	6,454,885

Total investments and other assets	12,332,136	12,268,320

Current assets:
Cash and cash equivalents	1,840,866	1,840,387
Accounts receivable:
Members	4,610,684	4,137,492
Nonmembers	3,031,523	4,088,944
Other	210,779	276,553

	7,852,986	8,502,989
Inventories:
Fuel	3,352,615	3,650,576
Materials and supplies	6,986,066	7,017,689

	10,338,681	10,668,265
Prepayments and other current assets	997,398	1,214,835

Total current assets	21,029,931	22,226,476
Deferred charges (note 1(m))	1,987,898	23,257

	$354,552,822	369,767,969

SUNFLOWER ELECTRIC POWER CORPORATION

Balance Sheets

December 31, 2001 and 2000

Capitalization and Liabilities	2001	2000

Capitalization:
Long-term obligations, less current maturities (note 2)	$414,502,040	438,105,685
Obligations under capital leases, less current portion (note 4)	11,170,656	11,590,323
Member and patron deficit:
Memberships	990	990
Donated capital	71,989	71,989
Accumulated deficit	(105,494,486)	(112,311,161)

Total member and patron deficit	(105,421,507)	(112,238,182)

Total capitalization	320,251,189	337,457,826

Current liabilities:
Current maturities of long-term obligations (note 2)	23,603,645	22,927,060
Current portion of obligations under capital leases (note 4)	419,502	416,778
Accounts payable	4,414,628	3,460,849
Accrued liabilities:
Taxes other than income taxes	2,681,545	2,712,455
Other (note 6)	2,228,313	1,839,001

Total current liabilities	33,347,633	31,356,143

Deferred credits	954,000	954,000
Commitments and contingencies (notes 2, 4, 5, 6, and 7)

	$354,552,822	369,767,969

See accompanying notes to financial statements.

SUNFLOWER ELECTRIC POWER CORPORATION

Statements of Operations

Years ended December 31, 2001 and 2000

	2001	2000

Operating revenue:
Member power sales	$71,190,560	74,159,232
Nonmember power sales	35,782,366	32,324,546
Other	5,446,094	5,523,284

Total operating revenue	112,419,020	112,007,062
Operating expenses:
Operations:
Production and other power supply, net	52,069,639	52,466,892
Transmission	5,830,589	5,683,720
Maintenance:
Production	9,831,790	8,483,102
Transmission	1,305,463	1,233,726
Administrative and general	6,322,657	5,772,915
Depreciation and amortization	18,059,471	18,068,660
Taxes other than income taxes	125,638	133,333

Total operating expenses	93,545,247	91,842,348

Electric operating margin	18,873,773	20,164,714
Less interest expense	(13,398,508)	(14,073,856)
Other additions	12,012	9,537

Operating margin	5,487,277	6,100,395
Nonoperating margins:
Interest income	557,043	870,034
Other, net	772,355	183,511

Total nonoperating margins	1,329,398	1,053,545

Net margins	$6,816,675	7,153,940

See accompanying notes to financial statements.

SUNFLOWER ELECTRIC POWER CORPORATION

Statements of Member and Patron Deficit

Years ended December 31, 2001 and 2000

		Donated	Accumulated
	Memberships	capital	deficit	Total

Balance, December 31, 1999	$990	71,989	(119,465,101)	(119,392,122)
Net margins	—	—	7,153,940	7,153,940

Balance, December 31, 2000	990	71,989	(112,311,161)	(112,238,182)
Net margins	—	—	6,816,675	6,816,675

Balance, December 31, 2001	$990	71,989	(105,494,486)	(105,421,507)

See accompanying notes to financial statements.

SUNFLOWER ELECTRIC POWER CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000

Cash flows from operating activities:
Net margins	$6,816,675	7,153,940
Adjustments to reconcile net margins to net cash provided by operating activities:
Depreciation and amortization	18,059,471	18,068,660
Patronage capital credits	(6,720)	(20,504)
Decrease (increase) in accounts receivable	650,003	(1,199,461)
Decrease in inventories	329,584	356,971
Decrease in prepayments and other current assets	217,437	276,464
Increase in escrowed funds	(262,858)	(372,279)
Increase in deferred charges	(1,964,641)	(23,072)
Increase (decrease) in accounts payable	953,779	(176,232)
Increase in accrued liabilities	358,402	314,430
Decrease in deferred credits	—	(60,000)

Total adjustments	18,334,457	17,164,977

Net cash provided by operating activities	25,151,132	24,318,917

Cash flows from investing activities:
Capital expenditures	(2,475,833)	(1,561,916)
Proceeds from utility plant dispositions	46,478	46,724
Purchase of investments	—	(89,581)
Sale of investments	205,762	—

Net cash used in investing activities	(2,223,593)	(1,604,773)

Cash flows from financing activities — reduction in carrying amount of restructured debt	(22,927,060)	(22,268,801)

Net increase in cash and cash equivalents	479	445,343
Cash and cash equivalents, beginning of year	1,840,387	1,395,044

Cash and cash equivalents, end of year	$1,840,866	1,840,387

Noncash investing and financing activities:

Sunflower did not enter into any capital lease agreements in 2001, and entered into a capital lease agreement in 2000 valued at approximately $4,938,000. Sunflower made principal payments on capital lease obligations of approximately $417,000 and $393,000 in 2001 and 2000, respectively. In accordance with the procedures prescribed by the Rural Utilities Service, principal payments decrease the carrying value of the leased asset with a corresponding reduction in the lease obligation.

See accompanying notes to financial statements.

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(1) Nature of Operations and Summary of Significant Accounting Policies

(a)	Nature of Operations

Sunflower Electric Power Corporation (Sunflower) is an electric generation and transmission corporation which is organized and operated on a cooperative basis. Sunflower is responsible for the electric power requirements of its six distribution cooperative members operating within western Kansas: Lane-Scott Electric Cooperative, Inc., Pioneer Electric Cooperative, Inc.. Prairie Land Electric Cooperative, Inc., Victory Electric Cooperative Association, Inc., Western Electric Cooperative Association, Inc., and Wheatland Electric Cooperative, Inc. Rates to Sunflower’s members are subject to approval by the Kansas Corporation Commission (KCC) and the Rural Utilities Service (RUS).

Sunflower’s primary resource for supplying the needs of its members is the Holcomb Station Unit No. I Power Plant (Holcomb). Holcomb is a coal-fired generating facility with a net rating of 360 megawatts. Sunflower’s accredited generation with the Southwest Power Pool totals 642 megawatts. and includes all generation assets available. Sunflower purchases all of its coal from Western Fuels Association, Inc. (Western Fuels). During 2001 and 2000, Sunflower purchased approximately $26,973,000 and $26,770,000, respectively, of coal from Western Fuels. Sunflower’s President and Chief Executive Officer is the Chairman of Western Fuels’ Board of Directors.

There has been considerable focus, at both the national and state levels, on the deregulation of the electric industry or “retail wheeling.” In Kansas, a special task force drawn from a broad cross-section of stakeholders, was formed in 1996 by the Kansas legislature to study issues related to the possible implementation of retail electric competition within the state. Deregulation legislation was introduced during the 1999 legislative session, but ultimately was never voted on and expired after the 2000 legislative session. No further deregulation legislation has been introduced into the Kansas legislature.

Management does not expect any action on electric competition legislation during the 2002 legislative session. The ultimate outcome of these industry changes and possible future adoption by the Kansas legislature of electric competition legislation, could have a material impact on Sunflower’s operations and financial performance, the nature and extent of which cannot presently be determined or predicted.

(b)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Transactions have been classified in accordance with the Uniform System of Accounts prescribed by the RUS.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

date of the financial statements and the reported amounts of operating revenue, expenses, and other items during the reporting period. Actual results could differ significantly from those estimates.

(d)	Utility Plant

Utility plant is stated at cost as defined by the Uniform System of Accounts prescribed by the RUS. The cost of maintenance and repairs, including renewals of minor items, is charged to operating expenses. Expenditures for replacement of property units are recorded as utility plant. The cost of units replaced or retired, including cost of removal, net of any salvage value, is charged to accumulated depreciation.

Depreciation is provided on the composite straight-line method over the estimated useful lives of the assets. The method and rates are prescribed by the RUS or as approved for rate-making purposes. The annual depreciation rates are:

Generation	2.82%
Transmission	2.65%
General plant	7.54%
Natural gas lines	4.50%

(e)	Investments

In accordance with accounting procedures prescribed by the RUS, investments in associated organizations are stated at cost plus Sunflower’s share of patronage capital credits allocated, reduced by distributions received.

Capital term certificates and escrowed funds are carried at fair value. Fair value is estimated to be the same as original cost due to the nature of the certificates and the underlying short-term investments held in escrow.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in banks and short-term investments with original maturities of three months or less. Included in short-term investments are repurchase agreements.

(g)	Inventories

Inventories are recorded at cost and are expensed on an average cost basis.

(h)	Prepayments and Other Current Assets

Prepayments and other current assets consist primarily of prepaid insurance and dues. These items are expensed over the life of the service period.

(i)	Patronage Capital

All net margins are required to offset any losses incurred during the current or any prior fiscal year. Remaining net margins, if any, are allocated to members based on energy purchases. At December 31, 2001 and 2000, no portion of equity had been allocated or assigned.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

Under provisions of the mortgage with RUS, patronage capital cannot be distributed without approval from certain long-term creditors.

(j)	Income Taxes

Sunflower accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

(k)	Deferred Credits

Deferral credits consist of unearned revenue from contracts with power customers.

(l)	Revenue Recognition

Electric energy sales and the related fuel expenses are recorded at the time electric energy is delivered.

(m)	Deferred Charges

Deferred charges at December 31, 2001 include legal and engineering fees incurred by Sunflower for the potential construction of a new electric power generating station to be contiguous to the Holcomb Station Unit No. 1. All charges are expected to be reimbursed by the development funding entity. Deferred charges at December 31, 2000 consist of survey and investigation charges.

(n)	Reclassifications

Certain prior year amounts related to the calculation of deferred tax assets and liabilities have been reclassified to conform with the current year presentation.

(2)	Debt Restructuring Agreement

During 1987, Sunflower agreed to restructure its outstanding debt by entering into the Debt Restructure, Override Agreement and Amended and Restated Credit Agreement (the Agreement) with certain of its major creditors. The Agreement was approved by the KCC on March 11, 1988 and closed on May 5, 1988. As a condition of the KCC’s approval, Sunflower was required to submit a plan to the KCC for the reduction of Sunflower’s excess capacity and a reduction of its rates. As a result, it was determined that for accounting purposes Sunflower could no longer apply Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation (Statement 71). The discontinuance of the application of Statement 71 did not have a material impact on Sunflower’s financial statements.

The Agreement provides for a separation of debt into three classes: “A,” “B,” and “C” notes of secured and unsecured debt. Substantially all of Sunflower’s assets, contracts, and revenue are pledged as security under the Agreement.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

The face amounts of the notes under the Agreement as of December 31 are summarized as follows:

	Secured	Unsecured	Total

2001:
“A” notes	$232,950,700	62,241,411	295,192,111
“B” notes	383,411,973	96,124,957	479,536,930
“C” notes	—	106,310,997	106,310,997

	$616,362,673	264,677,365	881,040,038

2000:
“A” notes	$240,548,473	64,390,015	304,938,488
“B” notes	350,176,622	94,207,537	444,384,159
“C” notes	—	106,310,997	106,310,997

	$590,725,095	264,908,549	855,633,644

The “A” notes bear interest ranging from 2% to 10% and are payable in quarterly installments of approximately $9 million, including interest, through 2016. The interest portion under the Agreement for 2001 and 2000 was $26,327,791 and $27,111,009, respectively. If Sunflower does not have sufficient cash available to make the scheduled payments of principal and/or interest on the “A” notes. Sunflower has the ability to issue arrearage notes in an amount equal to the actual capital expenditures during the year up to the cumulative capital expenditures allowance. No arrearage notes are outstanding as of December 31, 2001 or 2000.

The “B” notes bear interest ranging from 0% to 9.5%. Principal and interest on the “B” notes is payable exclusively from cash flows as determined under the terms of the Agreement. To the extent interest accrued on the “B” notes for any calendar year is not paid on or prior to March 31 of the succeeding calendar year, an amount equal to the unpaid interest on the “B” notes for such year is added to the unpaid principal balance of the “B” notes as of January 1 of the year immediately following the year for which such interest was not paid. Unpaid interest expense to be added to the principal balance on the “B” notes was approximately $38,400,000 and $35,200,000, respectively, for the years ended December 31, 2001 and 2000.

The “C” notes bear no interest and are payable if, and only if, Sunflower’s cash flows and/or proceeds of dispositions have been sufficient to pay in full all principal and interest due and payable on the “B” notes and Sunflower is current with respect to payments on the “A” notes. Any “C” notes not repaid by December 31, 2019 will be forgiven.

The Agreement contains certain limitations and restrictions on Sunflower, including (1) the amount of new indebtedness outstanding cannot at any one time exceed $15 million adjusted by certain inflation factors, (2) additional RUS funds cannot be borrowed unless all members guarantee the repayment, (3) the retention of up to $1 million per year as a contingency fund as cash flows permit, and (4) for purposes of “B” note cash flows, $1.5 million per year is allowed for capital expenditures, which is cumulative to the extent not utilized. As of December 31, 2001 and 2000, the cumulative capital allowance was zero and — $24,376, respectively.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

Sunflower has accounted for the Agreement as a troubled debt restructuring, prospectively from May 5, 1988, the closing date of the Agreement. Accordingly, Sunflower did not change the carrying amount of the debt at the date of the restructuring other than by including the accrued interest due on that date and reducing debt by approximately $2.9 million, which represented the offset of a portion of the debt by investments in certain other cooperatives and patronage capital allocations from the National Rural Utilities Cooperative Finance Corporation (CFC).

Because of the uncertainty relating to Sunflower’s ability to make the principal and interest payments on the “B” and “C” notes, only the required principal and interest payments on the “A” notes are used for purposes of calculating an implicit interest rate. Interest expense subsequent to May 5, 1988 is computed using an implicit interest rate of 2.9%. If Sunflower’s cash flows are such that it is probable that payments will be required under the Agreement on the “B” or “C” notes, the implicit interest rate will be adjusted prospectively. The implicit interest for 2001 and 2000 was $13,147,669 and $13,805,127, respectively.

Long-term obligations as of December 31 are as follows:

	2001	2000

Restructured debt, implicit interest rate of 2.9%, due in quarterly installments through 2016	$436,105,685	459,032,745
Note payable to Western Fuels, Inc., permanent coal financing with interest at 12%	2,000,000	2,000,000

	438,105,685	461,032,745
Less current maturities of long-term obligations	(23,603,645)	(22,927,060)

Long-term obligations less current maturities	$414,502,040	438,105,685

At December 31, 2001, scheduled maturities of long-term debt, assuming the 2.9% implicit interest rate on the restructured debt, are as follows:

2002	$23,603,645
2003	24,300,196
2004	25,016,204
2005	25,755,538
2006	26,515,593
Thereafter	312,914,509

$438,105,685

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(3)	Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001 and 2000 are presented below:

	2001	2000

Deferred tax assets:
Property and equipment, principally due to safe harbor leasing transactions	$13,384,132	13,616,126
Amortization of safe harbor leasing transaction costs for tax purposes	92,952	95,487
Accrued vacation for financial reporting purposes	109,432	91,822
Debt, principally due to differences in effective interest rates	6,631,866	8,737,808
Net operating loss carryforwards	30,666,540	38,570,060

Total gross deferred tax assets	50,884,922	61,111,303
Less valuation allowance	(16,805,433)	(26,940,878)

Deferred tax assets, less allowance	34,079,489	34,170,425

Deferred tax liabilities:
Property and equipment, principally due to differences in depreciation	34,079,020	34,168,026
Other	469	2,399

Total gross deferred tax liabilities	34,079,489	34,170,425

Net deferred tax assets	$—	—

Management allocates deferred tax assets and liabilities based on current year nonpatron sales percentages.

At December 31, 2001, Sunflower has approximately $90 million of net operating loss carryforwards for regular and alternative minimum tax purposes. If not utilized, these carryforwards expire prior to 2010.

Management does not believe the deferred tax assets will be utilized; accordingly, it has provided a valuation allowance to reduce the net deferred tax assets to zero.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(4)	Leases

Sunflower is obligated under various leases for plant facilities, transmission lines, and equipment which are accounted for as capital leases. The following is a schedule of the future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31. 2001:

Year ending December 31:
2002	$1,082,314
2003	1,073,090
2004	1,062,363
2005	1,045,251
2006	1,045,251
Thereafter	16,379,536

21,687,805
Less amount representing interest (implicit rates of 4.0% to 8.9%)	10,097,647

Present value of minimum lease payments	11,590,158
Less current portion	419,502

Long-term obligations under capital leases	$11,170,656

Total capital lease payments associated with the leased assets were $1,243,855 and $1,103,150 during 2001 and 2000, respectively.

Sunflower has two operating leases. One lease is for transmission lines with one of its members. The other lease is with Western Fuels for the use of railcars. The transmission lease expires in 2010. The railcar lease expires in 2006. Future minimum lease payments under noncancelable operating leases as of December 31, 2001 are as follows:

Year ending December 31:
2002	$238,751
2003	238,751
2004	238,751
2005	238,751
2006	238,751
Thereafter	103,854

$1,297,609

Total expense associated with the above operating leases was $247,022 and $243,402 for the years ended December 31, 2001 and 2000, respectively. Within each amount, $206,796 was incurred for the cost of delivery of coal and was, accordingly, included in the cost of inventory; the remaining amounts were recorded as rent expense.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(5)	Pension Plan

All Sunflower employees are covered by a defined benefit pension plan that is funded through participation in the National Rural Electric Cooperative Association Retirement and Security Program, a multiple employer plan. Employees vest in the plan after one year of service. Information on the accumulated benefits and plan assets are not determined or allocated by employer. Pension expense for the years ended December 31, 2001 and 2000 was approximately $1,214,000 and $989,000, respectively. Sunflower did not incur any past service costs during 2001 and 2000.

(6)	Postretirement Benefit Obligations

Sunflower provides health care benefits to eligible retirees under a multiple employer plan. Generally, the medical plan pays a stated percentage of the retirees’ medical expenses, reduced by deductibles and other coverages. Sunflower retains the right, subject to existing agreements, to change or eliminate these benefits. In order for retirees to be eligible for health care benefits, the participant must pay the premium cost associated with the coverage.

Sunflower accounts for postretirement health benefits under the provisions of Statement of Financial Accounting Standards No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (Statement 106). Statement 106 requires that companies accrue the projected future cost of providing postretirement benefits during the period that employees render the services necessary to be eligible for such benefits. Sunflower elected to amortize its unrecognized, unfunded accumulated postretirement benefit obligation at the date Statement 106 was adopted over the average estimated remaining service periods of the participants of 19 years.

As of December 31, 2001 and 2000, the accrued postretirement benefit obligation was approximately $757,000 and $659,000, respectively. The postretirement benefit obligation is unfunded. Contributions (premiums paid) from retired employees were approximately $103,400 and $94,000, for the years ended December 31, 2001 and 2000, respectively. Benefits paid to eligible participants were approximately $119,700 and $73,000 for the years ended December 31, 2001 and 2000, respectively.

Postretirement benefit expense was approximately $98,400 and $115,000 for the years ended December 31, 2001 and 2000, respectively. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.5% at December 31, 2001 and 2000, respectively. An 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001; the rate was assumed to decrease gradually to 5.5% per year by 2008 and remain at that level thereafter. If the annual rate would change by 1%, the effect would be insignificant.

(7)	Commitments and Contingencies

In 2000, Sunflower and four of its six distribution cooperative members began self-insuring their health plans. The Kansas Electric Cooperative Health Insurance Trust (KECHIT) was established to finance the health plans. KECHIT is self-insured for up to $75,000 per individual stop loss and has commercially insured 120% aggregate stop loss. Sunflower has discretion over the amount of the premium it will subsidize for its employees, and is currently fully subsidizing the premium payments for active employees.

(Continued)

SUNFLOWER ELECTRIC POWER CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

Retirees are responsible for their entire premium payment. During 2001 and 2000, Sunflower paid premiums of approximately $1,972,000 and $1,710,000, respectively, to KECHIT. As of December 31, 2001 and 2000, no amounts were owed to KECHIT by Sunflower. It is possible that claims incurred by Sunflower employees will exceed the amount funded by Sunflower in KECHIT.

Prior to 1984, Sunflower sold tax benefits related to certain property through safe harbor leases under the provisions of the Economic Recovery Tax Act of 1981. Sunflower is required to indemnify the buyer against potential loss of tax benefits purchased and, therefore, has entered into letter of credit agreements with certain banks to provide funds for such contingencies. In return for one such letter of credit agreement, Sunflower agreed to deposit cash in an escrow account for the benefit of the bank. Interest earned on such account is also restricted. The maximum available credit under these agreements as of December 31, 2001 and 2000 was approximately $18.5 million and $22 million, respectively.

Sunflower has long-term contracts to acquire and transport coal for the Holcomb generating facility. The purchase and transportation contracts expire in 2003 and provide for minimum aggregate annual payments of approximately $17 million for coal purchased and transported, which increase periodically based upon increases in coal and rail costs. Sunflower’s costs for coal and transportation purchases were approximately $27 million for the years ended December 31, 2001 and 2000.

Sunflower is a defendant in certain litigation matters and a party to various claims arising from its normal activities. In management’s opinion, these actions will not result in a material adverse effect on the financial position, results of operations or liquidity of Sunflower.

(8)	Subsequent Event

On January 24, 2002, the Rural Utilities Service (RUS) and Sunflower agreed in principle to the terms of a corporate restructuring. This agreement is the basis for negotiating a reorganization of Sunflower that would result in the majority of the assets being sold to a new entity, SEP Corporation. SEP Corporation would be owned by the same entities who currently own Sunflower. This restructuring is contingent upon approval by state regulators and existing creditors, but management expects the transaction to be completed in 2002.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of November,  2002.

SUNFLOWER ELECTRIC POWER CORPORATION

By:	/s/ L. Christian Hauck L. Christian Hauck President and Chief Executive Officer

CORPORATE SEAL

Attest:

/s/ L. Earl Watkins, Jr. L. Earl Watkins, Jr. Corporate Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

L. Christian Hauck
President and Chief Executive Officer
Sunflower Electric Power Corporation
301 West 13th Street
P.O. Box 980
Hays, KS 67601-0980

Phone Number: 785-623-3333
Facsimile Number: 785-623-3308
E-mail address: c.hauck@sunflower.net

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

NONE.